                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                           DETECTION SYSTEMS, INC.
                      (Name of Subject Company (Issuer))

                              ROBERT BOSCH GMBH
                      BOSCH SECURITY SYSTEMS CORPORATION
                     (Names of Filing Persons (Offerors))

                         COMMON STOCK, PAR VALUE $.05
                        (Title of Class of Securities)

                                  250644101
                    (CUSIP Number of Class of Securities)

                               DR. HEIKO CARRIE
                              ROBERT BOSCH GMBH
                             ROBERT BOSCH PLATZ 1
                        70839 GERLINGEN-SCHILLERHOEHE
                                   GERMANY
                        TELEPHONE: 011 49 711 811 6864

     (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                  Copies to:

                           BRIAN E. MCGUNIGLE, ESQ.
                            THOMAS J. DRAGO, ESQ.
                               COUDERT BROTHERS
                         1114 AVENUE OF THE AMERICAS
                        NEW YORK, NEW YORK 10036-7703
                          TELEPHONE: (212) 626-4400

                          CALCULATION OF FILING FEE

 TRANSACTION VALUATION* AMOUNT OF FILING FEE*
----------------------  ---------------------
    $124,919,433.15           $24,983.89
----------------------  ---------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that the Offerors purchase (i) the 6,729,015 shares of common stock of Detection Systems, Inc. currently outstanding at $18.00 per share (the "Offer Price") and (ii) pay to the holders of the currently outstanding options to purchase 500,285 shares of common stock of Detection Systems, Inc. the difference between the Offer Price and $10.41, the average exercise price of all such outstanding options. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:  ......   N/A
Form or Registration No.:  ....   N/A
Filing Party: .................   N/A
Date Filed: ...................   N/A

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[X] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
[ ] ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
[ ] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

   This Tender Offer Statement on Schedule TO relates to the Offer (as defined below) by Bosch Security Systems Corporation (the "Purchaser"), a New York corporation and wholly owned subsidiary of Robert Bosch GmbH, a limited liability company organized under the laws of Germany ("Parent"), to purchase all outstanding shares of common stock, par value $.05 per share (the "Shares"), of Detection Systems, Inc., a New York corporation (the "Company"), at a price of $18.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, is hereby incorporated by reference in response to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of December 10, 2000, as amended, between Parent and the Company, and to which the Purchaser subsequently became a party, the Stock Option Agreement, dated as of December 10, 2000, between Parent and the Company, and the Voting and Option Agreement, dated as of December 10, 2000, among Parent and certain shareholders of the Company, copies of which are attached hereto as Exhibits
(d)(1), (d)(2) and (d)(3), respectively, are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

   In partial response to Item 3, during the past five years, neither the Purchaser nor Parent nor, to the best knowledge of the Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining any such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation of federal or state securities laws.

ITEM 10.    FINANCIAL STATEMENTS.

Not applicable.

ITEM 12.    EXHIBITS.

(a)(1)       Offer to Purchase dated December 20, 2000.

(a)(2)       Form of Letter of Transmittal.

(a)(3)       Form of Notice of Guaranteed Delivery.

(a)(4)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)       Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
             Other Nominees.

(a)(6)       Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)       Press Release issued by Parent on December 11, 2000, incorporated herein by reference to the
             Schedule TO filed by the parties on December 11, 2000.

(a)(8)       Press Release issued by Parent on December 15, 2000, incorporated herein by reference to the
             Schedule TO filed by the parties on December 18, 2000.

(a)(9)       Summary Advertisement as published in The Wall Street Journal on December 20, 2000.

(a)(10)      Press Release issued by Parent on December 20, 2000.

(b)          Not applicable.

(d)(1)       Agreement and Plan of Merger, dated as of December 10, 2000, between Parent and the Company, to which the Purchaser subsequently became a party.

(d)(2)       Amendment to the Agreement and Plan of Merger, dated as of December 14, 2000, among Parent, the
             Company and the Purchaser.

(d)(3)       Stock Option Agreement, dated as of December 10, 2000, between Parent and the Company.

(d)(4)       Voting and Option Agreement, dated as of December 10, 2000, among Parent and certain shareholders of the Company.

(g)          Not applicable.

(h)          Not applicable.

                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ROBERT BOSCH GmbH

                                          By: /s/ Georg Hanen
                                             --------------------------------
                                             Name: Georg Hanen
                                             Title: Senior Vice President


                                          By: /s/ Dr. Heiko Carrie
                                             --------------------------------
                                             Name: Dr. Heiko Carrie
                                             Title: Senior Legal Counsel


                                          BOSCH SECURITY SYSTEMS CORPORATION


                                          By: /s/ Gary Saunders
                                             --------------------------------
                                             Name: Gary Saunders
                                             Title: President

   Dated: December 20, 2000

                                EXHIBIT INDEX

  EXHIBIT NO.    EXHIBIT NAME
---------------  ------------
      (a)(1)     Offer to Purchase dated December 20, 2000.

      (a)(2)     Form of Letter of Transmittal.

      (a)(3)     Form of Notice of Guaranteed Delivery.

      (a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(5)     Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
                 and Other Nominees.

      (a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

      (a)(9)     Summary Advertisement as published in The Wall Street Journal on December 20, 2000.

     (a)(10)     Press Release issued by Parent on December 20, 2000.

      (d)(1)     Agreement and Plan of Merger, dated as of December 10, 2000, between Parent and the
                 Company, to which the Purchaser subsequently became a party.

      (d)(2)     Amendment to the Agreement and Plan of Merger, dated as of December 14, 2000, among
                 Parent, the Company and the Purchaser.

      (d)(3)     Stock Option Agreement, dated as of December 10, 2000, between Parent and the Company.

      (d)(4)     Voting and Option Agreement, dated as of December 10, 2000, among Parent and certain shareholders of the Company.